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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            SILVERLEAF RESORTS, INC.
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                                (NAME OF ISSUER)



                     COMMON STOCK, PAR VALUE, $.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)




                                    82839510
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                                 (CUSIP NUMBER)

                                SANDRA G. CEARLEY
                               CORPORATE SECRETARY
                            SILVERLEAF RESORTS, INC.
                              1221 RIVER BEND DRIVE
                                    SUITE 120
                                DALLAS, TX 75247
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)



                                NOVEMBER 1, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]




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CUSIP No. 82839510

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   1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).
        Robert E. Mead, Trustee

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
*
        (b)

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   3.   SEC Use Only

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   4.   Source of Funds (See Instructions):         Not Applicable


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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization:       (USA)

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Number of        7.    Sole Voting Power:                 7,250,100 Shares
Shares           ---------------------------------------------------------------
Beneficially     8.    Shares Voting Power:                  0
Owned by         ---------------------------------------------------------------
Each             9.    Sole Dispositive Power:             7,250,100 Shares
Reporting        ---------------------------------------------------------------
Person With      10.   Shared Dispositive Power:             0
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   11.  Aggregate Amount Beneficially Owned by Each Reporting person:

                                                                7,250,100 Shares

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   12.  Check if the Aggregate Amount in Row(11) Excludes Certain Shares
        (See Instructions)

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   13.  Percent of Class Represented by Amount in Row(11):          56.2%

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   14.  Type of Reporting Person (See Instructions)


        IN
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CUSIP No. 82839510

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock, par value $.01 (the "Common Stock") of Silverleaf Resorts, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Robert E. Mead, as Trustee under the Voting Trust Agreement dated November 1, 1999 (the "Voting Trust Agreement") by and between Robert E. Mead and Judith F. Mead, husband and wife.

         (b)--(c) Mr. Mead's principal occupation is that of Chairman and Chief Executive Officer of the Issuer. His principal business address is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

         (d)--(e) During the last five years, Mr. Mead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Mead is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares were deposited into the Voting Trust and re-issued in the name of Robert E. Mead, as Trustee, without consideration pursuant to the terms of the Voting Trust Agreement

ITEM 4. PURPOSE OF TRANSACTION.

      The sole purpose of this report is to reflect the change in the form of ownership of the 7,250,100 shares, representing the total number of shares of Silverleaf Resorts, Inc. held by Robert E. Mead, from a "direct" beneficial ownership interest to an "indirect" beneficial ownership interest. Mr. Mead deposited 7,250,100 shares previously registered in his name on the books of the Issuer into a Voting Trust established under that certain Voting Trust Agreement dated November 1, 1999 by and between Mr. Mead and Judith F. Mead, husband and wife. While Mr. Mead has always held the sole power to vote and dispose of these shares, the shares are the community property of Mr. Mead and his wife, Judith
F. Mead. Mr. Mead is the Voting Trustee designated under the Voting Trust Agreement and, as such Voting Trustee, he continues to have the sole power to vote and dispose of the shares. Under the Voting Trust, all shares presently held in the name of "Robert E. Mead" are to be reissued in the name of "Robert
E. Mead, Trustee."




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         The parties established the Voting Trust to ensure the concentration of the vote of the shares of the Issuer that are the subject of this statement into a clear and definite policy of management under the discretion of Mr. Mead, as the sole Voting Trustee.

         Depending upon general market and economic conditions affecting the Issuer and Mr. Mead's view of the prospects for the Issuer and other relevant factors, Mr. Mead, either individually or in his capacity as Trustee of the Voting Trust, may, from time to time, purchase additional shares of Common Stock. Additionally, Mr. Mead, in his capacity as Trustee of the Voting Trust, may dispose of all or a portion of the Common Stock currently subject to the Voting Trust.

         Except as set forth herein, Mr. Mead, both individually and in his capacity as Trustee, has no present plans or proposals which relate to or would result in any of the events described in Items 4(a)--(j) of Schedule 13D. However, nothing contained herein shall prohibit Mr. Mead, either individually or in his capacity as Trustee, from developing and implementing any such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, 7,250,100 shares of Common Stock are subject to the Voting Trust of which Mr. Mead is the sole Voting Trustee. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, there were 12,889,417 shares of Common Stock outstanding. Based upon that number, the percentage of shares subject to the Voting Trust is approximately 56.2% of the Issuer's outstanding Common Stock.

         (b) Mr. Mead, as the Voting Trustee, has the sole power to vote and to direct the vote, and to dispose or to direct the disposition of, the 7,250,100 shares of Common Stock. Mr. Mead, as sole Voting Trustee, does not share the power to vote or to direct the vote, and to dispose or direct the disposition of, the 7,250,100 shares of Common Stock with any other individual or entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The 7,250,100 shares to which this Schedule 13D relates are subject to a Voting Trust Agreement dated November 1, 1999 between Robert E. Mead and Judith F. Mead, husband and wife. Upon delivery of the certificates representing the shares, the Trustee will issue to the holder thereof, one or more Voting Trust Certificates for the shares deposited into the Voting Trust.

         Pursuant to the Voting Trust Agreement, Mr. Mead is designated as the initial Trustee of the Voting Trust, and Mr. Mead has agreed to serve as the initial Trustee. In the event of Mr. Mead's death, or upon his resignation or removal as Trustee, James B. Francis, Jr. has been designated as the successor Trustee. As of the date of this statement, Mr. Francis is a member of the Board of Directors of the Issuer. Any Trustee may be removed only by a vote or the written consent of two-thirds (2/3) in interest of the Voting Trust Certificate Holders. Mr. Mead is the holder of all of the Voting Trust Certificates issued as of the date of this statement.





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         The Trustee possesses and, in the Trustee's unrestricted discretion, is entitled to exercise in person or by the Trustee's nominees, agents, attorneys-in-fact, or proxies all rights and powers to vote, assent, or consent to all corporate or shareholders' actions. No person other than the Trustee shall have any voting rights during the term of the Agreement.

ITEM 7. EXHIBITS

     7.1 Voting Trust Agreement dated November 1, 1999 between Robert E. Mead and Judith F. Mead.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  11-12-99                               /s/ Robert  E. Mead, Trustee
      -------------                            ---------------------------------
                                               Robert E. Mead, Trustee






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                                  EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

 7.1 Voting Trust Agreement dated November 1, 1999 between Robert E. Mead and Judith F. Mead.
